SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

December 16, 2008

Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82-      N/A

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on December 15, 2008, entitled "StatoilHydro ASA announces results of meetings of holders of certain outstanding notes".

StatoilHydro ASA announces results of meetings of holders of certain outstanding notes

Stavanger, Norway – 15 December 2008. StatoilHydro ASA (“StatoilHydro”) announced that at meetings held in London on 15 December 2008 holders of its Dollar Notes, Euro 2011 Notes and Euro 2029 Notes (as defined below) approved, by separate extraordinary resolutions, amendments to the terms and conditions of such Notes, as set forth in the consent solicitation statement dated 29 October 2008. Holders of StatoilHydro’s Sterling Notes and Yen Notes (as defined below) approved similar amendments to the terms and conditions of such Notes at meetings held on 27 November 2008. Accordingly, the amendments to the terms and conditions of each of the Notes are implemented with effect from 15 December 2008.

The acceptance conditions set forth in the consent solicitation statement dated 29 October 2008 have been satisfied or waived and on 22 December 2008, StatoilHydro will make consent payments of ¥300,000 for each ¥100,000,000 nominal amount of the Yen Notes, £3 for each £1,000 nominal amount of the Sterling Notes, €3 for each €1,000 nominal amount of the Euro 2011 Notes and U.S.$3 for each U.S.$1,000 nominal amount of the Dollar Notes to holders of such Notes who properly delivered valid and unrevoked consents with respect to such Notes on or prior to 5:00 p.m. London time on 13 November 2008 (the “Early Expiration Date”). StatoilHydro will make consent payments of £1 for each £1,000 nominal amount of the Sterling Notes and ¥100,000 for each ¥100,000,000 nominal amount of the Yen Notes to holders of such Notes who properly delivered valid consents with respect to such series of Notes after the Early Expiration Date but prior to 10:00 a.m. London time on 25 November 2008, €1 for each €1,000 nominal amount of the Euro 2011 Notes and U.S.$1 for each U.S.$1,000 nominal amount of the Dollar Notes to holders of such Notes who properly delivered valid consents with respect to such series of Notes after the Early Expiration Date but prior to 10:00 a.m. London time on 13 December 2008, and €300 for each €100,000 nominal amount of the Euro 2029 Notes to holders of such Notes who properly delivered valid consents with respect to such series of Notes prior to 10:00 a.m. London time on 13 December 2008.

The consent solicitation relates to StatoilHydro’s £225,000,000 6.125 per cent. Notes due 2028 (of which £225,000,000 are outstanding) (the “Sterling Notes”), ¥5,000,000,000 Fixed Rate Notes due 2012 (of which ¥5,000,000,000 are outstanding) (the “Yen Notes”), €500,000,000 5.125 per cent. Notes due 2011 (of which €500,000,000 are outstanding) (the “Euro 2011 Notes”), U.S.$375,000,000 5.75 per cent. Notes due 2009 (of which U.S.$375,000,000 are outstanding) (the “Dollar Notes”) and €20,000,000 Step-up Notes due 2029 (of which €20,000,000 are outstanding) (the “Euro 2029 Notes” and together with the Sterling Notes, the Yen Notes, the Euro 2011 Notes and the Dollar Notes, the “Notes”).

Lucid Issuer Services Limited (“Lucid”) has acted as Information Agent and Tabulation Agent and Barclays Capital has acted as Solicitation Agent. Holders of the Notes who have submitted valid consents can direct questions relating to receipt of the consent payments to Lucid at +44 (0)20 7704 0880.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: December 16, 2008	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer